FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of November 14, 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated November 13, 2006 announcing Pixelplus’ strategic design win from a world leading designer and manufacturer of hardware, software, and electronic components for toys and games

Exhibit 99.1

Pixelplus Announces Strategic Design Win from A World Leading Designer and Manufacturer of Hardware, Software, and Electronic Components for Toys and Games

Press Release

SEOUL, South Korea, November 13, 2006 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, announced today that the Company obtained a strategic design win to furnish its highly customized PO2010 common intermediate format (“CIF”), PO3030 video-graphic-array (“VGA”), and PO3130 1.3 megapixel ‘System-on-a-Chip’ (“SoC”) image sensors to a world leading designer and manufacturer of hardware, software, and electronic components for toys and games. Pixelplus will furnish its CIF, VGA, 1.3 megapixel SoC image sensors to this company, which will then assemble and supply completed hardware, software, and electronic components incorporating those image sensors to global first-tier toys and games manufacturers based in the U.S. and also in Europe with whom such company has pre-existing and established business relationships.

This new design win was acquired through the implementation of Pixelplus’ recently formulated sales and marketing strategies and reflects the Company’s continuing efforts to expand its international operations. With that new design win, the Company actively seeks to diversify its worldwide client base and customer portfolio and effectively expand its business with global first-tier companies engaged in the design and manufacture of mobile camera phones as well as various non-mobile applications, including toys and games.

“This is a memorable milestone in our company’s history, as it represents our first design win in non-mobile applications for toys and games,” said Dr. S.K. Lee, Chief Executive Officer of Pixelplus. “We are confident that our new design win with this world leading designer and manufacturer of hardware, software, and electronic components for toys and games will enable us to sustain solid revenue growth starting in the first quarter of 2007 and continuing consistently thereafter. With our increased momentum and synergies gained from this win, we will continue to aggressively pursue separate design wins in the mobile and non-mobile applications markets and look forward to working very closely with our existing and potential customers on a worldwide basis to develop our business and technologies in these markets in moving ahead.”

With its new design win, the Company expects to engage in the volume production of its CIF, VGA, and 1.3 megapixel SoC image sensors in the fourth quarter of 2006 and shipment of those image sensors in the first quarter of 2007.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements, including statements regarding the performance, achievements and capabilities of and demand for Pixelplus’ PO2010, PO3030, and PO3130 CMOS image sensors, that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates, and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. These risks and uncertainties, which could cause the forward-looking statements and Pixelplus’ results to differ materially, include, without limitation: potential errors, design flaws or any other problems with the PO2010, PO3030, and PO3130 CMOS image sensors; risks associated with building customer acceptance of and demand for the PO2010, PO3030, and PO3130 CMOS image sensors; the development of the market for CMOS image sensors in the camera phone market, as well as in markets for other mobile applications incorporating image sensors; the rapid changes in technical requirements for camera phone products; competitive risks; as well as any other risks detailed from time to time in Pixelplus’ filings and reports to the U. S. Securities and Exchange Commission. Pixelplus expressly disclaims any obligation to update information contained in any forward-looking statement whether as a result of new information, future events or otherwise.

Contact:

Stephen Cho

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5310

OR

Taylor Rafferty:

London – Laura Martin at +44 (0)20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5444 2730

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

November 14, 2006